Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Midwest Banc Holdings, Inc.
We consent to the incorporation by reference in this registration statement on Form S-8 relating to the Midwest Banc Holdings, Inc. Stock and Incentive Plan of our report dated February 25, 2005 except as to the discontinued operations referred to in Note 3, as to which the date is March 15, 2006, relating to the consolidated balance sheets as of December 31,2005 and related statements of stockholders’ equity, cash flows and operations for each of the two years then ended, which appear in the December 31, 2005, Annual Report on Form 10-K of Midwest Banc Holdings, Inc.
Schaumburg, Illinois
May 16, 2006
McGladrey & Pullen, LLP is a member firm of RSM International -
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